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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BERMUDA SECURITIES (BVI) LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAXWELL R. ROBERTS BUILDING, # 1 CHURCH STREET
(No. and Street)

HAMILTON (City) BERMUDA (State) HM 11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY GERALD CONYERS 1-441-279-5226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

CENTURY YARD, CRICKET SQUARE (Address) GRAND CAYMAN (City) CAYMAN ISLANDS (State) KYI - 1106 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 3 0 2011
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY GERALD CONYERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES (BVI) LTD., as of MARCH 31st., 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director

Title

Notary Public

[redacted]

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVENUE BERMUDA $25

Financial Statements

FIRST BERMUDA SECURITIES (BVI) LTD.

March 31, 2011

FIRST BERMUDA SECURITIES (BVI) LTD.

Table of Contents

KPMG
P.O. Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone + 1 345 949 4800
Fax + 1 345 949 7164
Internet www.kpmg.ky

Independent Auditors' Report to the Shareholder

We have audited the accompanying financial statements of First Bermuda Securities (BVI) Ltd (the "Company") as of March 31, 2011, which comprise the statement of financial condition, as at March 31, 2011, and the statement of income, changes in stockholders equity and cash flows for the year and a summary of significant accounting policies and other explanatory notes. The accompanying comparative financial statements as at March 31, 2010, and for the nine months then ended were audited by another firm of auditors whose report dated May 27, 2010 was unqualified.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2011, its financial performance and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As a consequence of the amalgamation with Capital G Bank Limited, the Company has decided to transfer its business to a related entity, de-register its license with FINRA and ultimately wind-up the operations of the Company. Consequently, these financial statements have been prepared on a wind-up basis as the Company will not continue as a going concern once the business is transferred to a related company.

KPMG

June 27, 2011

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Financial Condition

March 31, 2011
(Expressed in Bermuda Dollars)

	Note		2011	2010
Assets				
Cash and cash equivalents			643,157	143,189
Brokerage commissions receivable			71,181	114,782
Due from parent company, net	3		482,195	777,049
Prepaid expenses			3,347	5,672
Total assets		BM$	1,199,880	1,040,692
Stockholder's equity				
Capital stock				
Authorized, issued and fully paid				
50,000 shares of $1 par value each			50,000	50,000
Retained earnings			1,149,880	990,692
Total stockholder's equity			1,199,880	1,040,692
Total liabilities and stockholder's equity		BM$	1,199,880	1,040,692

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on June 27, 2011.

JEFFREY CONYERS
_________________________ Director

RANDY SOMERVILLE
_________________________ Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Income

Year ended March 31, 2011 and Nine Month Period Ended March 31, 2010
(Expressed in Bermuda Dollars)

	Note		2011	2010
Income				
Brokerage commissions			1,066,572	997,805
Interest income			2	1
Total income			1,066,574	997,806
Expenses				
Commission expenses	4		451,088	397,568
Clearing and brokerage charges			207,376	193,332
Expense sharing agreement	5		157,084	0
Secretary and filing fees			13,149	5,713
Telecommunications expense			8,685	9,101
Insurance expense			5,908	516
Bank charges			2,096	523
Total expenses			845,386	606,753
Net income for the period		BM$	221,188	391,053

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2011 and Nine Month Period Ended March 31, 2010
(Expressed in Bermuda Dollars)

		2011	2010
Capital stock			
Capital stock at beginning and end of period		50,000	50,000
Retained earnings			
Retained earnings at beginning of period		990,692	785,639
Net income for the period		221,188	391,053
Dividends		(62,000)	(186,000)
Retained earnings at end of period		1,149,880	990,692
Total stockholder's equity	BM$	1,199,880	$1,040,692

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Cash Flows

Year ended March 31, 2011 and Nine Month Period Ended March 31, 2010
(Expressed in Bermuda Dollars)

		2011	2010
Cash flow from operating activities			
Net income		221,188	391,053
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in brokerage commissions receivable		43,601	(35,034)
Change in amount due from parent company, net		294,854	(85,375)
Change in prepaid expenses		2,325	(5,372)
Cash provided by operating activities		561,968	265,272
Cash flow from financing activities			
Dividends		(62,000)	(186,000)
Net increase in cash and cash equivalents		499,968	79,272
Cash and cash equivalents at beginning of period		143,189	63,917
Cash and cash equivalents at end of period	BM$	643,157	143,189

See accompanying notes to financial statements

1. Incorporation and background information

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda.

During the month of August 2010, FBG entered into preliminary discussions on a proposed amalgamation with Capital G Bank Limited. This was formalized on October 7, 2010 with the signing of a Memorandum of Understanding between FBG and Capital G Bank Limited, the terms of which were to form the basis in principle of the Amalgamation Agreement. Following due diligence, regulatory and shareholder approvals, this amalgamation with Capital G Bank Limited was completed on January 4, 2011.

2. Significant accounting policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

(a) Brokerage commissions

Brokerage commissions are accounted for on a trade-date basis and are accrued to the statement of financial condition date.

(b) Interest income

Interest income is accrued to the statement of financial condition date.

(c) Commission expenses

Commission expenses are accrued to the statement of financial condition date.

(d) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statement of income.

(e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in Bermuda Dollars)

2. Significant accounting policies (continued)

(f) Going concern assumption

Based on management's plans to de-register the Company with FINRA and transition its existing customers to Capital G Brokerage, a Bermuda based broker-dealer, the Company will be dissolved. The timing of the transition of the Company's business to Capital G Brokerage is contingent upon Capital G Brokerage receiving approval from the Bermuda Monetary Authority. As a result of management's long term intention to dissolve the Company, the going concern assumption is not appropriate and the financial statements have been prepared on a wind-up basis.

3. Due from parent company

Amounts due from the parent company are presented net. These amounts are interest free, unsecured and have no fixed terms of repayment.

4. Commission expenses

Commission expenses primarily represent the commissions paid by FBG to its employees for services provided to the Company. These expenses are computed as 50% of brokerage commission earned, after clearing and brokerage charges.

5. Related party transactions

General and administrative expenses amounting to BM$35,859 (2010: BM$82,632) have been borne by FBG on behalf of the Company and are not included in the statements of income. On September 15, 2010, the Company entered into a new expense sharing agreement with FBG. For the year ended March 31, 2011, expenses of BM$157,084 (2009: Nil) have been included in the statements of income.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At March 31, 2011, the Company had net capital of BM$704,338 (2010: BM$247,971), which was $699,338 (2010: BM$242,971) in excess of its required net capital of $5,000.

(Expressed in Bermuda Dollars)

7. Taxation

The Company is considered a non-resident corporation for British Virgin Islands corporation taxation purposes and is therefore not subject to tax.

It is management's belief that the Company is not engaged in a United States trade or business, as determined under United States Federal tax laws, and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

8. Fair values of financial instruments

The fair values of financial assets and liabilities, which include cash and cash equivalents, brokerage commissions receivable and due from parent company, approximate their carrying amounts as they are generally due on demand or earn interest at market rates.

9. Commitments and contingencies

During the year ended March 31, 2011, FINRA performed a Sales Practice Examination of the Company. FINRA issued an Examination Report dated December 17, 2010, highlighting nine exceptions identified during the Examination. The Company replied to FINRA on January 7, 2011, with responses to each exception.

As a result of the Examination, FINRA may assess penalties against the Company. Currently, management is in discussions with FINRA regarding it's de-registration; therefore, FINRA has not issued its final letter regarding the Examination. Due to these ongoing communications, management is unable to determine whether any penalties will be applied; and, therefore, no provision has been made in these financial statements.

10. Compliance matters

Based on FINRA regulatory filing requirements, SEC Rule 17a-5(d), the Company is required to file its audited financial statements within 60 days of its fiscal year end. As a result of the amalgamation of Capital G Bank Limited and change of independent auditors, the Company was unable to meet its filing deadline of May 31, 2011. Following a formal request to FINRA, management received a filing extension to June 30, 2011.

12. Subsequent events

In preparing these financial statements management has evaluated and disclosed all material subsequent events up to June 27, 2011 which is the date that the financial statements were available to be issued.

FIRST BERMUDA SECURITIES (BVI) LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2011 and 2010
(Expressed in Bermuda Dollars)

	2011	2010
Net capital		
Total stockholder's equity	1,199,880	1,040,692
Total stockholder's equity qualified for net capital	1,199,880	1,040,692
Other deductions (excess fidelity bond)	(10,000)	(10,000)
Total capital and allowable subordinated liabilities	1,189,880	1,030,692
Deductions and/or charges		
Non-allowable assets:		
Prepayments	(3,347)	(5,672)
Amount due from parent company	(482,195)	(777,049)
Total deductions and/or charges	(485,542)	(782,721)
Net capital before haircuts on securities positions	704,338	247,971
Net capital	704,338	247,971
Computation of basic net capital requirement		
Minimum net capital required	5,000	5,000
Excess net capital	699,338	242,971
Ratio: Aggregate indebtedness to net capital	0:1.000	0:1.000

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part 11A of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2011; and, therefore, a reconciliation is not required.

KPMG
P.O. Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone + 1 345 949 4800
Fax + 1 345 949 7164
Internet www.kpmg.ky

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
First Bermuda Securities (BVI) Ltd.

In planning and performing our audit of the financial statements of First Bermuda Securities (BVI) Ltd. (the "Company"), as of and for the period ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

June 27, 2011

KPMG

KPMG
P.O. Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone + 1 345 949 4800
Fax + 1 345 949 7164
Internet www.kpmg.ky

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
First Bermuda Securities (BVI) Ltd.
Maxwell R. Roberts Building
1 Church Street
Hamilton HM11

Dear Sirs/Madams:

First Bermuda Securities (BVI) Ltd. ("the Company")

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period ended March 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

Procedure: Compared the listed assessment payments with respective cash disbursement records entries.

Findings: No exceptions noted.

Procedure: Compared the amounts reported on the audited Form X-17 A-5 for the period ended March 31, 2011, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period ended March 31, 2011.

Findings: No exceptions noted.

Procedure: Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings: No exceptions noted.

Procedure: Proved the arithmetical accuracy of the calculations reflected in Form CIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings: No exceptions noted.

Procedure: Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Findings: No exceptions noted.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is noted intended to be and should not be used by anyone other than these specified parties.

KPMG

June 27, 2011